December 5, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Topspin Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 333-144472

Dear Mr. Vaughn,

This letter responds to the letter dated September 29, 2011 (the “Comment Letter”) containing comments from the staff of the Accounting Branch of the Securities and Exchange Commission (the “Staff”) resulting from the Staff’s review of the filings of Topspin Medical, Inc. (“Topspin” or the “Company”) identified above (collectively, the “Filings”). Our responses are set out below following the text of the comment to which each response relates. Unless the context otherwise requires, references in this letter to “we,” “us,” and “our” refer to Topspin Medical, Inc.

General

1.	How do you evaluate and assess internal control over financial reporting?

•      Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•      If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We engage CFO Direct Ltd., an external accounting firm providing chief financial officer services ("CFO Direct") to establish, implement and monitor our financial reporting processes. CFO Direct provides similar services to Israel-based biotechnology public companies whose securities are traded on the Tel Aviv Stock Exchange Israel and in U.S. markets. In connection with CFO Direct’s engagement, its chief executive officer, Mr. Uri Ben-Or, serves as our  chief financial officer.

Internal Control Over Financial Report & Financial Reporting Risks

We advise the Staff that, through CFO Direct, we have implemented measures for establishing, evaluating, and monitoring the effectiveness of internal control over financial reporting under the framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Our internal control over financial reporting includes control environment, risk assessment, control activities, information and communication and monitoring.

CFO Direct evaluates our financial reporting risks periodically and assists our management and board of directors to evaluate the potential impact of these risks on financial reporting. Relevant controls are designed and implemented to address such risks and to ensure the accuracy and completeness of the financial statements.

Specifically, we have relied on the following procedures to determine that our internal control over financial reporting effectively addresses the financial reporting risks:

•
Entity-Level Control. To address risks associated with financial reporting, we have several procedures and policies, including our audit committee charter and a Code of Business Conduct and Ethics for all employees regarding acceptable business practices, conflicts of interest and expected standards of ethical behavior.  We believe that, together with CFO Direct, we have effectively established a positive “tone at the top” by demonstrating a commitment to character, integrity, and high ethical values.

•
Process-Level Controls. We have designed, at CFO Direct’s direction, an internal control matrix that covers financial reporting procedures and key components in financial reporting, including account reconciliation processes.

•	Information Technology-Level Controls. We implemented general information technology environment and application controls to ensure system stability.

Internal Audit Function

Our designated internal auditor is Grant Thornton Israel. However, because our business activity is currently limited, the internal auditor has not engaged in active internal auditing since February 2010. Our audit committee, which consists solely of independent directors, assesses our internal control over financial reporting and is responsible for  providing independent and objective assurance that financial reporting is carried out in a disciplined manner.  In connection with the anticipated expansion of our business activity, the Company plans to re-engage the aforesaid internal auditor in preparing a comprehensive internal auditing scheme during December 2011.

2.	How do you maintain your books and records and prepare your financial statements?

•      If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•      If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

We maintain our books and records in accordance with IFRS. To convert our books and records to U.S. GAAP, we (through CFO Direct) reviewed and identified each variation between IFRS and U.S. GAAP. This review is updated quarterly to reflect changes and developments in accounting standards in the U.S. as well as changes to IFRS mandated by the International Accounting Standards Board (“IASB”).

Our financial reporting team regularly attends management meetings so that they remain aware of the Company’s business activities, thus enabling them to determine applicable U.S. GAAP and IFRS accounting policies. To the extent that the Company contemplates and/or engages in significant transactions, the financial reporting team conducts an in-depth assessment of the U.S. GAAP accounting impact of such transactions, and consults with external experts and other resources as necessary.

In order to ensure the effectiveness of the Company’s internal control over financial reporting, including that the Company’s financial reporting complies with the requirements of U.S. GAAP, the Company regularly verifies that its key financial personnel—the Chief Financial Officer and the corporate controller—have the appropriate knowledge, experience and skills to prepare the Company’s consolidated financial statements in accordance with U.S. GAAP.  In addition, such personnel participate on a regular basis in professional conferences to remain abreast of current changes and developments in U.S. GAAP. The Company’s financial personnel also periodically receive professional literature and updates from the Company’s external auditors. The Company keeps its standards and implements new accounting procedures under U.S. GAAP in order to ensure its internal control over financial reporting, as follows: the Controller examines the applicable accounting treatment and reports to the Chief Financial Officer. The Chief Financial Officer then reviews and considers the Controller’s recommendations. Furthermore, the Company consults with its independent auditors, where appropriate, in understanding and reviewing new accounting rules under U.S. GAAP.

3.	Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: Through CFO Direct, our financial reporting team is composed of our Chief Financial Officer, a Corporate Controller, Financial Associates and Bookkeepers, whose positions and backgrounds are described below. Individuals holding the positions below have primary responsibility for the preparation of our financial statements and evaluation of our internal control over financial reporting.

Chief Financial Officer: Mr. Ben-Or has over 15 years of broad experience in corporate finance, accounting, M&A transactions, IPO’s and operations, he specializes in public life science companies whose securities are traded at the Tel Aviv Stock Exchange and serves as the acting CFO of some of them. In the past he served as a CFO of a leading biotechnology company, a CFO of a spin-off from Telrad Networks Ltd., a Corporate Controller at Menorah Capital Markets Ltd. and as an Auditor at PricewaterhouseCoopers Accounting Firm. Mr. Ben-Or holds a BA degree in Business from the College of Administration, a MBA degree from the Bar Ilan University and is a Certified Public Accountant in Israel.

Corporate Controller: Our corporate controller is responsible for preparing our financial statements in accordance with the U.S. GAAP and has over 10 years of experience in accounting and auditing, including service as the controller of an Israeli corporation and as the senior auditor of industrial and technology companies at KPMG Israel. In the latter capacity, our controller conducted audits in accordance with U.S. GAAP. Our corporate controller is a Certified Public Accountant in Israel and holds a bachelor’s degree with honors in Economics and Accounting, as well as a law degree, from well-known universities in Israel.

Financial Associates: Financial Associates work directly under the supervision of the controller and are primarily in charge of completing specific tasks thin preparation of the financial statements. Each Financial Associate holds a bachelor’s degree in Accounting, and many of them are in the process of acquiring their licenses as Certified Public Accountants in Israel.

Bookkeeper: The bookkeeper is responsible for computing, classifying and recording numerical data to keep the Company’s financial records complete. The Company’s bookkeeper has over 15 years of experience in providing bookkeeping services, and previously worked as a bookkeeper for several technology companies in Israel.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•      the name and address of the accounting firm or organization;

•      the qualifications of their employees who perform the services for your company;

•      how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•      how many hours they spent last year performing these services for you; and

•      the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We retain CFO Direct to prepare our financial statements and evaluate our internal control over financial reporting. CFO Direct’s address is:

CFO Direct Ltd.
16 Hatidhar St.,
P.O. Box 4131, Etgarim Building
Ra'anana Industrial Park, 43665, Israel
Tel: +972 9 7442440 Fax: +972 9 7442446
cfo@cfo.co.il
www.cfo.co.il

For a description of the qualifications of CFO Direct’s employees who perform services for us, please see the response above. We believe that due to the depth and breadth of their experience (as detailed above), the persons mentioned above are qualified to prepare financial statements and evaluate our internal control over financial reporting. CFO Direct spent 550 hours performing financial reporting services during the twelve months ended September 30, 2011, in exchange for which they received compensation equal to NIS 156,000 (approximately $45,000).

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•     why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•     how many hours they spent last year performing these services for you; and

•     the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: As described above, CFO direct prepares our financial statement and evaluates our internal control over financial reporting.  No other parties are involved in the preparation of our financial statements or in the evaluation of our internal control over financial reporting.

4.	Do you have an audit committee financial expert?

We note that you have identified Mr. Ran Ben-Or as your audit committee financial expert in your filing. Please describe his qualifications, including the extent of his knowledge of US GAAP and internal control over financial reporting.

Response: Mr. Ran Ben-Or has served as a director of the Company since March 25, 2008. From 1994 to 2004, Mr. Ben-Or was a partner in the Prof. Itzhak Swary & Co. Accounting Firm. Since 2004, he has served as the Chief Executive Officer and Founder of Bagira Investments Ltd, and since 2005, he has served as a Managing Partner of the Tene Private Equity Funds. Mr. Ben-Or serves as a director of Hanita Coating RCA, Teldor Cables & Systems Ltd., Blue I Technologies Ltd., and TAG Medical RCA, and he serves as an audit committee member on the boards of each of Omen Die Casting RCA, Gazit Industries RCA, Macabident Ltd. and Polygal Industries Ltd. Until May 2010, Mr. Ben-Or also served as a director of Cidav Printed Circles Ltd. Mr. Ran Ben-Or has no family relationship to Mr. Uri Ben-Or, our chief financial officer.

Mr. Ben-Or is a Certified Public Account in Israel and received a B.Sc. in Computer Science and Accounting and an M.B.A. from the Hebrew University of Jerusalem. Mr. Ben- Or also served as a member of the ad-hoc professional team of the professional committee of the Israeli Accounting Standards Board on 2002.  Throughout his career, as a partner in the Prof. Itzhak Swary & Co. Accounting Firm, Mr. Ben Or regularly read, reviewed and analyzed financial statements of companies of similar size and complexity as the Company, including financial statements prepared in accordance with the U.S. GAAP. As a Managing Partner of the Tene Private Equity Funds, Mr. Ben-Or manages and interacts with auditors on a daily basis in connection with  acquisition due diligence processes and fulfillment of his board duties for portfolio companies. His service on numerous audit committees has provided him with an understanding of internal control over financial reporting and other audit functions. We believe that Mr. Ben-Or’s qualifications to be our audit committee financial expert include his vast experience, skills, education and expertise in accounting, auditing, economics and corporate finance and his involvement over many years, serving as a director in many companies as well as on the Israeli Accounting Standards Board committees.

Form 10-Q for the Fiscal Quarter Ended June 30. 2011

Note 1 - General, page 6
5.      We note your disclosure in part (d) that you effected the Chapter 11 settlement on February 13, 2011. Please explain to us how you have considered the guidance in FASB
ASC 852-10.

Response: The Company was unable to obtain a legal quorum for a shareholders’ meeting in order to approve an increase of the Company’s authorized shares of Common Stock necessary to effect the investment by Medgenesis in the Company, as well as future fund raising and acquisition activities.  We therefore commenced Chapter 11 proceedings in order to effect, as part of the Bankruptcy reorganization plan, the increase of the Company's shares of Common Stock available for issuance.  We have considered the guidance in ASC 852-10 “Reorganizations” and concluded that, because there were no transactions or events that were directly associated with the reorganization and no material compromises were reached with respect to pre-petition liabilities, except for the conversion of the debt owed to Medgenesis, the Company’s controlling shareholder, no changes are required to the presentation of the financial statements. Thus, we believe that the financial statements for the fiscal quarter ended June 30, 2011 fairly present the ongoing operations of the business.

Note 4 - Significant Events During the Reporting Period, page 7

6.      We note your disclosures here regarding your acquisition of an interest in Metamorfix Ltd. With a view toward enhanced disclosure in future filings, please tell us more about the underlying reasons for this transaction. Explain how the acquisition of the 20% interest in Metamorfix benefits you going forward.

Response: The Metamorfix transaction is a beneficial transaction for the Company as the Company does not pay any consideration for Metamorfix's shares, nor does it issue any shares to IHCV, therefor creating a pure economic benefit to the Company which was valued by an external appraiser at a value of over NIS 9.5 Million.

One of the goals of the Company was to increase the Company's shareholders’ equity in order to enable it resume trading on the main trading list on the TASE. Securities listed on the TASE’s suspended issuer list tend to experience limited trade volume, and issuers whose securities are on the suspended issuer’s list for two consecutive years are subject to delisting; the Company’s securities have been listed on the TASE’s suspended issuer list for 12 months. In order to avoid delisting and to facilitate the raising of additional capital and the expansion of the Company’s business activity, it was determined that increasing the Company’s shareholders’ equity was important to the Company and its shareholders.

The Company undertakes to incorporate the foregoing disclosure into future filings.

7.      We note that the only compensation received by Israel Healthcare Ventures 2 LP Incorporated was a 10% interest in your common stock. Giving consideration to the minimal assets and operations reflected in your financial statements, explain the underlying reasons why Israel Healthcare Ventures 2 LP Incorporated was willing to transfer a 20% interest in Metamorfix for this consideration.

Response:  To the best knowledge of the Company, IHCV was willing to transfer a 20% interest in Metamorfix in exchange for a 10% interest in Topspin because IHCV, as a venture capital fund, is seeking to increase liquidity and shorten the time horizon for a potential exit of its initial investment in Metamorfix by converting a portion of such investment into shares of a publicly traded company such as TopSpin.

8.      Further to the above, please explain to us in greater detail how you determined the fair value of the investment. Provide us with sufficient details to understand the assets that support the fair value of NTS 9,538 thousand. Include a description of the methodologies used and a detailed discussion of the business of Metamorfix as part of your response.

Response: In response to the Staff’s comment, and as was disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, the Company estimated the fair market value of its investment in Metamorfix using a combination of the Real Option Valuation (ROV) approach and the discounted cash flow method of valuation (DCF). ROV is based on the concept that each stage of an enterprise’s development can be considered as a call option on the next stage, in which each stage has its own technical risk and value. The ROV approach is the most appropriate method of valuation for companies in the biomedical industry that face critical development milestones. Separately from the ROV analysis, the Company estimated the operational value of Metamorfix’s core activities in the areas of aesthetics and wound care. We used an independent selling and distribution model, with Metamorfix bearing the marketing risk, for the aesthetics portion of the business. For the wound care segment, we used a royalty model in which Metamorfix will work with a significant distributer in the field which will carry the marketing risks. The fair market value of the Company’s investment in Metamorfix as of September 30, 2011 was evaluated by an external appraiser - Variance - in the amount of approximately NIS 9,538,000 and includes the Company’s share in the fair value of assets and liabilities of Metamorfix (as appeared in Metamorfix books) plus the Company’s share of intangible assets, net (technology net of tax provision) in the approximate amount of NIS 6,590,000 and goodwill in the approximate amount of NIS 2,948,000.

9.      We note your reference to the fair value of the investment being evaluated by an external appraiser. Please tell us and revise future filings to explain to in greater detail the extent of your reliance on third parties in determining the value to record in your financial statements. Please note that if you relied on the third party expert for the valuation of these assets, you may be required to name the expert and include the consent of the independent valuation firm as an exhibit to any future registration statements, in compliance with Securities Act Rule 436. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: In response to the Staff’s comment, and as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, we relied on an external appraiser named Variance. Variance is an independent multi-disciplinary consulting boutique firm specializing in financial and business consulting services. Variance’s team provides financial and economic analysis for a diverse range of local and international clients focusing on comprehensive personalized services. Variance`s areas of expertise include: valuations for financial reporting and business purpose such as: Equity Valuations, Business combinations and services related to share based compensation.

The Staff’s comment regarding the inclusion of Variance’s consent in any future registration statement is duly noted.

10.      Please tell us and revise future filings to explain how you are accounting for your investment in Metamorfix.

Response: The Company recorded its investment in Metamorfix at its fair value on the transaction date against a corresponding increase in capital reserve of approximately NIS 9,538,000.

The fair value of the Company’s investment in Metamorfix as of the purchase date (June 30, 2011) was evaluated by an external appraiser in the amount of approximately NIS 9,538,000.  Following the investment, the Company holds 19.65% of the outstanding shares of Metamorfix and it has a right to appoint one member (out of five) of Metamorfix’s Board of Directors. In addition, the Company’s controlling shareholder, Asher Shmulewitz, and another significant shareholder of the Company, each hold 19.65% of the share capital of Metamorfix. Along with the Company’s common ownership in Metamorfix, we believe it has significant influence over the operating and financial policies of Metamorfix. Accordingly, from the date of the investment, the Company has accounted for its investment in Metamorfix using the equity method of accounting.

In responding to the comments set forth above, the Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please do not hesitate to contact me at +972-54-5926012 with any questions.

Respectfully, /s/ Uri Ben-Or Uri Ben-Or Chief Financial Officer